Exhibit 99

CONTACT:
Genesis Lease Limited	KCSA Worldwide
Alan Jenkins	Jeffrey Goldberger / Marybeth Csaby
Chief Financial Officer	Managing Partner / Vice President
+353 61 233 300	+1-212-896-1249 / 1236
alan.jenkins@genesislease.com	jgoldberger@kcsa.com / mcsaby@kcsa.com
GENESIS LEASE LIMITED ANNOUNCES FIRST QUARTER
2009 RESULTS AND DECLARES DIVIDEND ON ITS COMMON SHARES
SHANNON, Ireland, April 30, 2009 — Genesis Lease Limited (NYSE:GLS — News “Genesis”) today announced its financial results for the first quarter ended March 31, 2009.
Highlights included:
•	EPS increased 3.7% to $0.28

•	EBITDA increased 7.1% to $51.4 million

•	Repurchased $15.0 million of securitization notes, recording a gain of $6.2 million

•	Declared quarterly dividend of $0.10 per share
Commenting on the first quarter results and dividend, John McMahon, Chief Executive Officer of Genesis stated: “Our globally diversified portfolio of in-demand aircraft delivered solid cash flows and profitability during the first quarter despite the effects of the worldwide economic downturn. In addition, we took advantage of opportunities in the debt trading markets to repurchase $15 million of our securitization notes at a substantial discount.”
Mr. McMahon continued, “Genesis has a healthy financial position with substantial cash resources, significant levels of available credit and no immediate refinancing requirements. In addition, our servicer, GE Commercial Aviation Services (“GECAS”), expects to deliver our four non-revenue generating aircraft to new customers in the second quarter. “
First Quarter 2009 financial results
For the quarter ended March 31, 2009, rental revenues were $50.8 million, compared to $54.1 million for the same period in 2008, a decrease of 6.0%. In total, four aircraft remained non-revenue generating for the full quarter following the termination of their leases during 2008. This downtime resulted in foregone rental revenues of approximately $4.5 million during the quarter. Rental revenues from floating-rate leases also declined due to lower interest rates during 2009. The decline was partly offset by rental revenues from one aircraft acquired during the second quarter of 2008.
For the quarter ended March 31, 2009, net income was $9.6 million, compared to $9.9 million for the same period last year, a decrease of 3.0%. The results include an adverse incremental impact of $2.7 million due to the termination of leases, which reflects foregone rental revenues of $4.5 million in 2009, compared to a charge of $1.8 million that the Company recorded in the first quarter of 2008 following the termination of two leases. The results also reflect an increase in depreciation of $2.1 million related to planned major maintenance costs and an increase of $0.8 million with respect to the amortization of deferred financing costs and commitment fees in connection with Genesis’s $1 billion revolving credit facility. The adverse impact of these items was offset by a gain of $6.2 million related to the repurchase of securitization notes.
All amounts referenced above as included in the results are on a pre-tax basis.
For the quarter ended March 31, 2009, EBITDA was $51.4 million, compared to $48.0 million for the same period in 2008, an increase of 7.1%. For the quarter ended March 31, 2009, EBITDA includes a gain of $6.2 million related to the repurchase of securitization notes. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure — EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Accounts payable increased during the quarter by $5.4 million to $40.8 million as of March 31, 2009. This increase was primarily due to the increase in capitalized maintenance accruals relating to planned major maintenance costs. Other liabilities of $118.8 million as at March 31, 2009 include $83.7 million relating to the fair value of interest rate swaps.
Aircraft Leasing Activities
As at March 31, 2009, Genesis had 54 aircraft with a weighted average age of 6.9 years. Of the 54 aircraft, 50 are in operation with 34 airlines in 19 countries. Four aircraft were non-revenue generating during the first quarter. These four aircraft are expected to deliver to new customers during the second quarter of 2009.
Dividends
On April 28, 2009, the Board of Directors declared a dividend of $0.10 per share, which will be paid on June 16, 2009 to shareholders of record on May 12, 2009.
Debt Repurchases
During the first quarter, Genesis repurchased $15.0 million aggregate principal amount of securitization notes for a total price of $8.3 million, including transaction costs. The repurchases generated a gain of $6.2 million for the quarter, recorded under Other Income, after the write off of unamortized deferred financing costs of $0.5 million relating to repurchased notes.
GLS-F
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.

Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”
Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday April 30, 2009, at 2:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time).
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 4631399. The recording will be available from Thursday, April 30, 2009 until Sunday, May 10, 2009 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under ‘Investor Relations’. The webcast will be archived on the site for one year.
The Genesis Lease Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3178
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global economic, business, political, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

		March 31,
	December 31,	2009
	2008	(unaudited)
	(USD in thousands)

ASSETS

Cash and cash equivalents	$60,206	$59,966
Restricted cash	33,718	32,929
Accounts receivable	548	1,538
Other assets	34,761	33,680
Flight equipment under operating leases, net	1,597,604	1,592,856
Fixed assets	2,224	2,058
Deferred income taxes	28,634	26,856

Total Assets	$1,757,695	$1,749,883

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	$35,445	$40,807
Other liabilities	118,420	118,728
Debt:
Securitization notes	796,500	781,500
Debt facilities	331,893	324,418

Total Liabilities	1,282,258	1,265,453

Commitments and contingencies	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized; 34,341,095 and 34,343,987 shares issued and outstanding at December 31, 2008 and March 31, 2009, respectively	34	34
Additional paid-in capital	579,971	579,904
Accumulated other comprehensive income	(76,191)	(73,259)
Accumulated deficit	(28,377)	(22,249)

Total shareholders’ equity	475,437	484,430

Total liabilities and shareholders’ equity	$1,757,695	$1,749,883

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	March 31,
	2008	2009
	(USD in thousands)

Revenues
Rental of flight equipment	$54,069	$50,825
Other income	612	6,319

Total revenues	54,681	57,144

Expenses
Depreciation	20,097	21,453
Interest	16,779	18,908
Maintenance	490	31
Selling, general and administrative	6,231	5,740

Total operating expenses	43,597	46,132

Income Before Taxes	11,084	11,012
Provision for income taxes	1,229	1,450

Net Income	$9,855	$9,562

Basic and diluted earnings per share	$0.27	$0.28

Reconciliation of Non-GAAP Financial Measure — EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2009

	Three Months Ended
	March 31,
	2008	2009
	(USD in thousands)

Net income	$9,855	$9,562
Provision for income taxes	1,229	1,450
Depreciation and amortization	21,582	22,977
Interest	15,323	17,408

EBITDA	$47,989	$51,397

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”